1  NAME AND ADDRESS OF REPORTING PERSON -
STATE TREASURER OF THE STATE OF MICHIGAN,
CUSTODIAN OF MICHIGAN PUBLIC SCHOOL EMPLOYEES'
RETIREMENT SYSTEM, STATE EMPLOYEES' RETIREMENT
SYSTEM, MICHIGAN STATE POLICE RETIREMENT SYSTEM,
AND MICHIGAN JUDGES RETIREMENT SYSTEM  (SMRS)


Michigan Department of Treasury
Bureau of Investments
Mortgage and Real Estate Division
P.O. Box 15128
Lansing, MI  48901

2. ISSUER NAME AND TICKER -
Home Properties of New York, Inc.  HME

3. IRS ID NUMBER OF REPORTING PERSON
38-6000134

4. STATEMENT FOR - DECEMBER 1999

5. NOT AN AMENDMENT

6. RELATIONSHIP OF REPORTING PERSON TO ISSUER
        10% OWNER

7. INDIVIDUAL OR GROUP
        FORM FILED BY ONE REPORTING PERSON

TABLE I
      1.          2.      3.           4.                5.    6.      7.
TITLE           DATE    CODE  AMOUNT  A/D  PRICE   OWNED EOM  FORM   NATURE
COMMON STOCK   9/21/99  S4    50,000   D   28.4375              D
COMMON STOCK  10/27/99  S4   150,000   D   27.000               D
COMMON STOCK   11/5/99  S4    75,000   D   27.25                D
COMMON STOCK  12/23/99  S4    39,300   D   27.00                D
COMMON STOCK  12/27/99  S4    10,700   D   27.00   1,364,524    D

TABLE II -
    1.       2.    3.    4.     5.     6.        7.         8.     9.     10.
DERIVATIVE PRICE  DATE  CODE AQUIRED EXERCIS TITLE/AMOUNT  PRICE NUMBER  OWNER
SERIES A   21.00 122299 J4   1666667 12/22/99 COMMON STOCK 21.00 1666667 D
SENIOR                  SEE                   1666667
CONVERTIBLE             NOTE
PREFERRED               BELOW
STOCK

NOTE: In a transaction that occurred on December 22, 1999, the SMRS exchanged its Class A Limited Partnership interest in Home Properties of New York, L.P. for shares of Series A Senior Preferred Stock convertible into 1,666,667 shares of Common Stock of Home Properties of New York, Inc.

By:                                                  _
      Jon M. Braeutigam, Administrator
      Mortgage and Real Estate Division
      Bureau of Investments     3-1-00